UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-39859

Kuke Music Holding Limited

Room 303

Beijing Broadcasting Tower,

No. Jia 14, Jianwaidajie

Chaoyang District, Beijing

People’s Republic of China

+86-010-6561 0392

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Kuke Music Holding Limited, a Cayman Islands exempted company, a leading classical music service platform in China, (the “Company”) entered into a securities purchase agreement, in connection with the issuance and sale of an aggregate of 8,030,000 American Depositary Shares at a purchase price of $3.54 per American Depositary Share, representing 80,300,000 Class A ordinary shares.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-267655).

EXHIBITS

5.1	Opinion of Conyers Dill & Pearman
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
	Name:	Li Li
	Title:	Chief Financial Officer
	Date:	June 4, 2025

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